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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Kay, E. Gerald (Last) (First) (Middle)		Integrated Health Technologies, Inc. IHTC

	c/o Integrated Health Technologies, Inc. 201 Route 22 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			2/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Hillside, New Jersey 07205 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock ($.002 par value)		2/21/03				P			128,288	A	(1)		3,483,013		D

	Common Stock ($.002 par value)													169,358		I		Trustee of Riva Kay Trust

	Common Stock ($.002 par value)													169,358		I		Trustee of Christina Kay Trust

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Options (Right to Buy)		$.36		10/11/02

	Employee Stock Options (Right to Buy)		$.36		10/11/02

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	10/11/03	10/11/07		Common Stock	300,000				300,000		D

	10/11/03	10/11/12		Common Stock	100,000				100,000		D

Explanation of Responses:

(1) E. Gerald Kay directly held 5,000,000 shares of common stock of Nucycyle Acquisition Corporation ("Nucycle"). Pursuant to an Agreement and Plan of Merger between Nucycle, Integrated Health Technologies, Inc. ("IHT") and NAC-NJ Acquisition Corp. ("NAC") dated February 21, 2003, the shareholders of Nucycle sold to IHT all of the issued and outstanding shares of common stock of Nucycle in exchange for $175,000 (the "Nucycle Transaction"), payable in shares of common stock of IHT valued on the basis of the average closing price per share for the thirty (30) trading days immediately preceding the first public disclosure of IHT's intention to engage in the Nucycle Transaction.

/s/ E. Gerald Kay	February 25, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.